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                            April 15, 2021

       Peng Zhao
       Chief Executive Officer
       Kanzhun Ltd.
       18/F, GrandyVic Building Taiyanggong Middle Road
       Chaoyang Distict, Beijing 100020
       People   s Republic of China

                                                        Re: Kanzhun Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 19,
2021
                                                            CIK No. 0001842827

       Dear Mr. Zhao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Summary, page 1

   1. Please explain why you combine both job seekers users and those that use the platform to hire employees, i.e.
enterprise users, in your statistics for MAUs and DAUs. We note that you generate almost all
of your revenue from paid enterprise customers. Discuss how
                                                        combining the two user
groups into one metric provides insight as to user engagement, customer billings or
revenue generation. We further note that you provide comparative industry information
based on the Top 5 online job search companies in China based on
                                                        MAU. Please clarify if
these competitors also combine job seekers with hiring entity users.
 Peng Zhao
FirstName   LastNamePeng Zhao
Kanzhun Ltd.
Comapany
April       NameKanzhun Ltd.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
2.       Please clarify that the term    enterprise user    covers Bosses and
recruiting professional
         users of all sized companies, rather than that of only large businesses.
3. Please clarify that your revenue model is primarily based on a freemium or similar model where you offer your services on your platform primarily for free to both job seekers and enterprise users, but you generate nearly all of your revenue through employers and recruiting professionals through subscription, job placement ads and value-added services. Clarify that of your 11.4 million enterprise users, only 2.3 million of them were paid enterprise customers that generated revenue in 2020. Further, please advise us whether the conversion rate from free enterprise user to paid enterprise customer is a key performance indicator used by management to evaluate your business. Summary Consolidated Financial Data, page 15

4. Please include a supporting calculation for your pro forma net loss per share, including a reconciliation of net loss attributable to ordinary shares to pro forma net loss attributable to ordinary shares and a reconciliation of weighted average ordinary shares outstanding to pro forma weighted average ordinary shares outstanding.
Risk Factors
Our post-offering memorandum and articles of association and the deposit agreement provide..., page 64

5. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Business, page 118

6. We note that you provide a business measures relating to percentage of DAUs to MAUs, revenues by type of job seeker, verified job seekers, verified enterprise users, etc., for
         2020 only. Please provide similar amounts for 2019 or explain why you do not believe it is material.
7. On pages 91 and 121 you indicate that you have a substantial number of free enterprise users that do not generate revenue and your ability to monetize these enterprise users is a part of your growth plans. Please provide a description of the key functions of your platform that free enterprise users may use without any paid subscriptions or paid services. For example, please clarify if a Boss or recruiter could review and search job seeker profiles, contact and interview them via streaming video in your app, and then hire the job seeker for free if they do not post a job ad or otherwise use any of the value-added services.
 Peng Zhao
FirstName   LastNamePeng Zhao
Kanzhun Ltd.
Comapany
April       NameKanzhun Ltd.
       15, 2021
April 315, 2021 Page 3
Page
FirstName LastName
8. You state that your sales and marketing expenses represented 91.8% and 69.3% of your revenues in 2019 and 2020. Please provide more details of your advertising expenditures.
         In this regard, discuss whether you have material arrangements, such on online traffic acquisition arrangements and branding advertising.
Regulation, page 137

9. On pages 25 and 141, you indicate that you have not obtained the Audio-Visual License for providing internet audio-visual program services and content through your online recruitment platform in China. You further indicate that you may be subject to fines and suspension of audio-visual activities through your platform without a license and such a license may not be available to you since you are not a state-owned or controlled entity.
         Please clarify whether you believe you are required to receive the Audio-Visual License to operate your current platform and discuss your efforts to obtain such a license. Your discussion should include the name of the government entity that would issue the Audio-
         Visual License and whether you have applied for such a license.
10. You briefly mention on page 25 that the Audio-Visual License may cover short educational videos available for purchase by users and short recruitment videos uploaded by users. Please provide a more detailed description of the video features of your platform that may fall under the scope of the Audio-Visual License. In particular, please clarify if the in-app streaming interviewing feature would be included and, if so, the impact on the company's operations.
Management, page 155

11. According to your description of your Shareholders Agreement on page 177, you disclose that its corporate governance provisions will expire upon the close of the IPO. Please clarify whether your current board were subject to any board appointment or nomination rights made pursuant to your Shareholders Agreement. If so, please specify which directors were appointed or nominated by shareholders pursuant to such rights.
12. Please briefly discuss the board observer rights for your principal shareholder Global
         Private Opportunities Partners, an affiliate of your underwriter Goldman Sachs. Further, we note that your related party disclosures cross-reference the description of your
         Shareholders Agreement on page 177, but does not mention the related party nature of this board observer right and indicates that the corporate governance provisions of the agreement would expire upon the close of the IPO. Please clarify that the board observer rights will survive the close of your IPO and revise your description of your Shareholders
         Agreement accordingly.
13. Your description of the capital share capital indicates that your articles do not require an annual general meeting on page 167. Please clarify on page 159 if you are not required to hold annual elections for directors. If so, please also clarify whether you intend to hold annual meetings and/or annual elections of directors. If not, please address this issue in a risk factor as appropriate.
 Peng Zhao
Kanzhun Ltd.
April 15, 2021
Page 4
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Principal Activities and Organization
(d) Risks Related to the VIE Structure, page F-14

14. Your disclosure on page F-15 states that the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital of the
         VIE amounting to RMB 8,992 as of December 31, 2019 and 2020, respectively. Please clarify if you mean that there are no assets of the VIE that can only be used to settle obligations of the VIE. Otherwise, please clarify how obligations of the VIE are settled.
2. Principal Accounting Activities
2.13 Revenue Recognition
Item Based Model, page F-22

15. Your disclosure states that under the item based model you deliver service in the form of other various virtual tools. Please further clarify the nature of these services and over what period they are delivered or made available to customers. Tell us how you considered the criteria in ASC 606-10-25-23 through 25-30 in determining when the performance obligation has been satisfied.
Arrangements with Multiple Performance Obligations, page F-23

16. Your disclosure indicates that your contracts with enterprise customers may include bulk sales of various value added features and subscription packages. Please further clarify the nature of the value added features and how you determined that they are distinct form your subscription services. Refer to ASC 606-10-25-19 through 25-21.
2.14 Cost of Revenues
2.15 Sales and Marketing Expenses, page F-23

17. Your disclosure on page 32 indicates that in exchange for facilitating the purchase of your online recruitment services through your mobile applications you pay certain app store operators a certain share of the revenue you receive from these transactions. Clarify if these costs are included in your online traffic acquisition costs. If so, tell us your basis for including in sales and marketing expense rather than cost of revenues. In this regard,
FirstName LastNamePeng Zhao
       considering that these fees are based on a share of revenue, they appear to be direct costs
Comapany    NameKanzhun
       of providing         Ltd. Please also tell us the dollar amount of these
costs for each
                     the service.
       period
April 15, 2021presented.
               Page 4
FirstName LastName
 Peng Zhao
FirstName   LastNamePeng Zhao
Kanzhun Ltd.
Comapany
April       NameKanzhun Ltd.
       15, 2021
April 515, 2021 Page 5
Page
FirstName LastName
9. Operating Lease, page F-33

18. Your disclosure on page F-25 states that lease expense for lease payments is recognized on a straight-line basis over the lease term. However, we note your lease expense includes interest on lease liabilities. Please clarify your accounting for operating leases and how it complies with ASC 842.
16. Share Based Compensation, page F-48

19. When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
General

20. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Z. Julie Gao